Exhibit 99.1

Pinduoduo Announces Second Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA — August 30, 2018 — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ:PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•                          GMV1 in the twelve-month period ended June 30, 2018 was RMB262.1 billion (US$2 39.6 billion), an increase of 583% from RMB38.4 billion in the twelve-month period ended June 30, 2017.

•                          Total revenues were RMB2,709.0 million (US$409.4 million), an increase of 2,489% year-over-year.

•                          Average monthly active users3 in the quarter were 195.0 million, an increase of 495% from 32.8 million in the same quarter of 2017.

•                          Active buyers4 in the twelve-month period ended June 30, 2018 were 343.6 million, an increase of 245% from 99.7 million in the twelve-month period ended June 30, 2017.

•                          Annual spending per active buyer5 in the twelve-month period ended June 30, 2018 was RMB762.8 (US$115.3), an increase of 98% from RMB385.0 in the twelve-month period ended June 30, 2017.

“I am pleased to report strong operational and financial results this quarter,” commented Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “GMV in the last twelve months increased 583% year-over-year to RMB262.1 billion while active buyers jumped 245% year-over-year to 343.6 million, which I believe demonstrates the value of our differentiated ‘new e-commerce’ business model and our ability to serve China’s strong domestic consumption demand. We continue to allocate resources towards enhancing user engagement and strengthening our brand recognition, and we remain committed to investing in technology, with a focus on the long-term growth of our platform. I am confident in our conviction and ability to capture the enormous and growing opportunities in China.”

1 “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5 “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

Mr. Tian Xu, Vice President of Finance of Pinduoduo, added, “Revenues increased 2,489% year-over-year and 96% sequentially during the quarter which I believe is a testament to our ability to monetize while driving GMV growth. Net loss was in line with our expectations as we continue to generate strong positive cash flow. We launched a number of marketing campaigns to strengthen our brand and facilitate greater user engagement, and we will continue to invest in developing new and innovative technologies and in hiring the best talent for our long-term sustainable growth.”

Second Quarter 2018 Financial Results

Total revenues were RMB2,709.0 million (US$409.4 million), an increase of 2,489% from RMB104.6 million in the same quarter of 2017 and an increase of 96% sequentially from RMB1,384.6 million in the previous quarter. The increases were primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB2,371.0 million (US$358.3 million), a significant increase from RMB32.1 million in the same quarter of 2017, and an increase of 114% sequentially from RMB1,108.1 million in the previous quarter.

•                          Revenues from Commission fees were RMB338.1 million (US$51.1 million), an increase of 366% from RMB72.5 million in the same quarter of 2017, and an increase of 22% sequentially from RMB276.5 million in the previous quarter.

Total costs of revenues were RMB387.8 million (US$58.6 million), an increase of 260% from RMB107.6 million in the same quarter of 2017.

Total operating expenses were RMB8,957.4 million (US$1,353.7 million), compared with RMB119.8 million in the same quarter of 2017.

•                          Sales and marketing expenses were RMB2,970.7 million (US$448.9 million), a significant increase from RMB88.9 million in the same quarter of 2017, mainly due to an increase in branding campaigns and online and offline advertisement and promotions.

•                          General and administrative expenses were RMB5,800.7 million (US$876.6 million), a significant increase from RMB6.0 million in the same quarter of 2017, primarily due to an increase in headcount and share-based compensation expenses.

•                          Research and development expenses were RMB186.0 million (US$28.1 million), an increase of 648% from RMB24.9 million in the same quarter of 2017. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, as well as an increase in the R&D related cloud services expenses.

Operating loss was RMB6,636.2 million (US$1,002.9 million), compared with operating loss of RMB122.7 million in the same quarter of 2017. Non-GAAP operating loss6 was RMB815.7 million (US$123.3 million), compared with RMB119.9 million in the same quarter of 2017.

Net loss attributable to ordinary shareholders was RMB6,493.9 million (US$981.4 million), compared with RMB109.5 million in the same quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders7 was RMB673.4 million (US$101.8 million), compared with RMB106.7 million in the same quarter of 2017.

Basic and diluted net loss per ADS were RMB13.40 (US$2.04), compared with RMB0.24 in the same quarter of 2017. Non-GAAP basic and diluted net loss per ADS were RMB1.40 (US$0.20), compared with RMB0.24 in the same quarter of 2017.

Net cash provided by operating activities was RMB360.9 million (US$54.5 million), compared with RMB1,283.6 million in the same quarter of 2017, primarily due to an increase in outbound cashflow associated with sales and marketing spending.

Cash and cash equivalents were RMB9.0 billion (US$1.4 billion) as of June 30, 2018, compared with RMB3.1 billion as of December 31, 2017.

6 Non-GAAP operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

7 Non-GAAP net income/(loss) attributable to ordinary shareholders is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 PM U.S. Eastern Time on Thursday, August 30, 2018 (9:00 AM Beijing/Hong Kong Time on Friday, August 31, 2018).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	4371648

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PINDUODUO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	June 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	3,058,152	9,030,874	1,364,778
Restricted cash	9,370,849	8,785,138	1,327,642
Receivables from online payment platforms	88,173	94,443	14,273
Short-term investments	50,000	1,300,000	196,461
Amounts due from related parties	442,912	588,078	88,872
Prepayments and other current assets	127,742	673,405	101,766
Total current assets	13,137,828	20,471,938	3,093,792

Non-current assets
Long-term investment	5,000	—	—
Property and equipment, net	9,279	14,876	2,248
Intangible asset	—	2,786,690	421,135
Loan to a related party	162,363	—	—
Total non-current assets	176,642	2,801,566	423,383

Total Assets	13,314,470	23,273,504	3,517,175

PINDUODUO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	June 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current Liabilities
Amounts due to related parties	76,057	294,201	44,461
Customer advances	56,453	105,013	15,870
Payable to merchants	9,838,519	9,318,220	1,408,203
Accrued expenses and other liabilities	360,393	971,103	146,757
Merchant deposits	1,778,085	3,194,609	482,781
Total current liabilities	12,109,507	13,883,146	2,098,072

Total Liabilities	12,109,507	13,883,146	2,098,072

Mezzanine equity	2,196,921	10,950,505	1,654,879

Shareholders’ deficits
Ordinary Shares	54	62	9
Additional paid-in capital	61,326	5,848,893	883,906
Accumulated other comprehensive (loss)/income	(23,101)	396,540	59,926
Accumulated deficits	(1,030,237)	(7,805,642)	(1,179,617)
Total shareholders’ deficits	(991,958)	(1,560,147)	(235,776)
Total liabilities, mezzanine equity, and shareholders’ deficits	13,314,470	23,273,504	3,517,175

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	104,617	2,709,046	409,401	138,251	4,093,650	618,647
Merchandise sales	—	—	—	3,385	—	—
Total Revenues	104,617	2,709,046	409,401	141,636	4,093,650	618,647

Costs of revenues
Costs of online marketplace services	(107,605)	(387,830)	(58,610)	(158,986)	(706,530)	(106,773)
Costs of merchandise sales	—	—	—	(3,052)	—	—
Total costs of revenues	(107,605)	(387,830)	(58,610)	(162,038)	(706,530)	(106,773)

Gross (loss)/profit	(2,988)	2,321,216	350,791	(20,402)	3,387,120	511,874

Sales and marketing expenses	(88,902)	(2,970,734)	(448,948)	(162,772)	(4,188,192)	(632,935)
General and administrative expenses	(5,963)	(5,800,673)	(876,619)	(114,560)	(5,829,434)	(880,965)
Research and development expenses	(24,885)	(186,029)	(28,113)	(40,913)	(258,847)	(39,118)
Total operating expenses	(119,750)	(8,957,436)	(1,353,680)	(318,245)	(10,276,473)	(1,553,018)

Operating loss	(122,738)	(6,636,220)	(1,002,889)	(338,647)	(6,889,353)	(1,041,144)

Interest income	13,738	136,601	20,644	21,241	186,764	28,224
Foreign exchange gain/(loss)	(860)	3,596	543	(996)	1,460	221
Other income, net	319	2,135	323	1,138	6,220	940

Loss before income tax	(109,541)	(6,493,888)	(981,379)	(317,264)	(6,694,909)	(1,011,759)
Income tax expenses	—	—	—	—	—	—
Net loss	(109,541)	(6,493,888)	(981,379)	(317,264)	(6,694,909)	(1,011,759)

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(109,541)	(6,493,888)	(981,379)	(317,264)	(6,694,909)	(1,011,759)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	—	(80,496)	(12,165)
Contribution from a holder of convertible preferred shares	—	—	—	26,413	—	—
Net loss attributable to ordinary shareholders	(109,541)	(6,493,888)	(981,379)	(290,851)	(6,775,405)	(1,023,924)

Earnings per share for Class A and Class B ordinary shares:
-Basic	(0.06)	(3.35)	(0.51)	(0.16)	(3.66)	(0.55)
-Diluted	(0.06)	(3.35)	(0.51)	(0.16)	(3.66)	(0.55)

Earnings per ADS (4 Class A ordinary share equals 1 ADSs ):
-Basic	(0.24)	(13.40)	(2.04)	(0.64)	(14.64)	(2.20)
-Diluted	(0.24)	(13.40)	(2.04)	(0.64)	(14.64)	(2.20)

Weighted average number of Class A and Class B ordinary shares outstanding:
-Basic	1,758,769,820	1,940,536,606	1,940,536,606	1,770,928,809	1,850,155,331	1,850,155,331
-Diluted	1,758,769,820	1,940,536,606	1,940,536,606	1,770,928,809	1,850,155,331	1,850,155,331

PINDUODUO INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	32,140	2,370,952	358,307	32,140	3,479,052	525,767
- Commission fees	72,477	338,094	51,094	106,111	614,598	92,880
Merchandise sales	—	—	—	3,385	—	—
Total	104,617	2,709,046	409,401	141,636	4,093,650	618,647

PINDUODUO INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation cost included in:
Costs of revenues	203	511	77	382	811	123
Sales and marketing expenses	391	32,291	4,880	777	33,493	5,062
General and administrative expenses	1,153	5,770,706	872,090	107,078	5,775,733	872,850
Research and development	1,115	16,982	2,566	2,110	24,063	3,636
Total	2,862	5,820,490	879,613	110,347	5,834,100	881,671

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash provided by operating activities	1,283,568	360,904	54,542	1,673,548	989,828	149,587
Net cash provided by/(used in) investing activities	701,624	(291,150)	(44,000)	286,426	(1,092,706)	(165,134)
Net cash provided by/(used in) financing activities	645,704	(3,789)	(573)	1,413,211	5,820,779	879,657
Effect of exchange rate changes on cash and cash equivalents	(17,203)	330,620	49,964	(16,796)	254,821	38,509

Increase in cash and cash equivalents	2,613,693	396,585	59,933	3,356,389	5,972,722	902,619
Cash and cash equivalents at beginning of period	2,062,539	8,634,289	1,304,845	1,319,843	3,058,152	462,159

Cash and cash equivalents at end of period	4,676,232	9,030,874	1,364,778	4,676,232	9,030,874	1,364,778

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating loss	(122,738)	(6,636,220)	(1,002,889)	(338,647)	(6,889,353)	(1,041,144)
Add: Share-based compensation	2,862	5,820,490	879,613	110,347	5,834,100	881,671
Non-GAAP operating loss	(119,876)	(815,730)	(123,276)	(228,300)	(1,055,253)	(159,473)

Net loss attributable to ordinary shareholders	(109,541)	(6,493,888)	(981,379)	(290,851)	(6,775,405)	(1,023,924)
Add: Share-based compensation	2,862	5,820,490	879,613	110,347	5,834,100	881,671
Non-GAAP net loss attributable to ordinary shareholders	(106,679)	(673,398)	(101,766)	(180,504)	(941,305)	(142,253)

Non-GAAP basic earnings per share	(0.06)	(0.35)	(0.05)	(0.10)	(0.51)	(0.08)
Non-GAAP basic earnings per ADS	(0.24)	(1.40)	(0.20)	(0.40)	(2.04)	(0.32)
Non-GAAP diluted earnings per share	(0.06)	(0.35)	(0.05)	(0.10)	(0.51)	(0.08)
Non-GAAP diluted earnings per ADS	(0.24)	(1.40)	(0.20)	(0.40)	(2.04)	(0.32)